SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2004

HDFC BANK LIMITED
(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes ☐                     No ☑

SIGNATURES
EXHIBIT INDEX
EX-1. Letter to Stock Exchange Mumbai

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 21st October, 2004		HDFC BANK LIMITED

	By:	/s/ Vinod Yennemadi

Name: Vinod Yennemadi
Title: Country Head — Finance, Taxation,
Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1	Letter to Stock Exchange Mumbai

Letter addressed to The Stock Exchange, Mumbai declaring the unaudited results for the second quarter and the half year ended 30th September, 2004, segment reporting, balance sheet as at the end of first quarter and the press release thereof and the other announcements.

3